Exhibit 99(l)

CHOU ASSOCIATES MANAGEMENT INC.
110 Sheppard Ave East
Suite 301
Toronto, Ontario Canada M2N 6Y8

June 15, 2010

Chou America Mutual Funds
c/o Atlantic Fund Administration
Three Canal Plaza
Ground Floor
Portland, Maine 04101

Gentlemen,

    Please be advised  that the 50,001 shares of Chou Equity Opportunity Fund and 50,001 shares of Chou Income Opportunity Fund, which we have purchased from you in the aggregate amount of $1,000,002 were purchased as an investment with no present intention of redeeming or selling such shares and we do not now have any intention of redeeming or selling such shares.

Very truly yours, CHOU ASSOCIATES MANAGEMENT INC. By: /s/ Francis Chou Frances S.M. Chou Chief Executive Officer